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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HARTE-HANKS, INC.

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

416196103

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 416196103

1.	Name of Reporting Person: David L. Sinak		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,705,439

		6.	Shared Voting Power: 2,160,652

		7.	Sole Dispositive Power: 2,705,439

		8.	Shared Dispositive Power: 2,160,652

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,866,091

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐
Not Applicable

11.	Percent of Class Represented by Amount in Row (9): 5.3%

12.	Type of Reporting Person:* IN

* SEE INSTRUCTION BEFORE FILLING OUT!

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13G

Item 1.
	(a)	Name of Issuer:
HARTE-HANKS, INC.
	(b)	Address of Issuer's Principal Executive Offices:
200 Concord Plaza Drive, Suite 800 San Antonio, Texas 78216

Item 2.
	(a)	Name of Person Filing:
David L. Sinak
	(b)	Address of Principal Business Office or, if none, Residence:
2100 McKinney Avenue Suite 1100 Dallas, Texas 75201
	(c)	Citizenship:
United States Citizen
	(d)	Title of Class of Securities:
Common Stock, par value $1.00 per share
	(e)	CUSIP Number:
416196103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
4,866,091
(b) Percent of class:
5.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
2,705,439
(ii) Shared power to vote or to direct the vote:
2,160,652
(iii) Sole power to dispose or to direct the disposition of:
2,705,439
(iv) Shared power to dispose or to direct the disposition of:
2,160,652

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The reporting person is sole trustee of three trusts owning an aggregate of 2,705,439 shares, and co-trustee of ten trusts owning an aggregate of 2,160,652 shares. Each of the co-trustees have the power to direct the receipt of dividends from or the proceeds from the sale of such shares pursuant to the relevant trust agreement.

The beneficiary of each trust has the right to receive dividends from or the proceeds from the sale of securities held in the trust in accordance with the relevant trust agreement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

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13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

By:	/s/ David L. Sinak
Name:	David L. Sinak
Title:

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